UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMER
8- 43035

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **First Brokers Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Harborside 5, 185 Hudson Street, Suite 1500
(No. and Street)

Jersey City	**New Jersey**	**07311-4011**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert H. Dower	**(212) 513-4443**	Robert.Dower@firstbrokers.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	**New York**	**NY**	**10020**
(Address)	(City)	(State)	(Zip Code)
11/02/2005		**2468**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, _Robert H. Dower_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to _First Brokers Securities LLC_ as of _12/31/25_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

R. H. Dower
Signature

CFO
Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☒ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

First Brokers Securities LLC

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 under the
Securities and Exchange Act of 1934
December 31, 2025

With Reports of Independent Registered Public Accounting Firm Thereon

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
First Brokers Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Brokers Securities LLC as of December 31, 2025, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Brokers Securities LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Brokers Securities LLC's management. Our responsibility is to express an opinion on First Brokers Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to First Brokers Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Citrin Cooperman & Company, LLP

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of First Brokers Securities LLC's financial statements. The supplemental information is the responsibility of First Brokers Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as First Brokers Securities LLC's auditor since 2018.
New York, New York
March 3, 2026

First Brokers Securities LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	7,032,511
Due from clearing broker, net		1,762,461
Receivable from broker-dealers		2,202
Securities owned, at fair value		454,007
Right-of-use asset, net		944,721
Property and equipment, net		306,521
Prepaid expenses and other assets		386,442
Total assets	$	10,888,865

Liabilities and Members' Equity

Liabilities

Accrued compensation and related expenses	$	432,609
Accounts payable and accrued expenses		184,460
Lease liabilities		1,201,218
Revolving note subordinated to the claims of general creditors		4,000,000
Payable to affiliate		889
Total liabilities		5,819,176

Commitments and contingencies (Note 10)

Members' equity		5,069,689
Total liabilities and members' equity	$	10,888,865

The accompanying notes are an integral part of these financial statements.

First Brokers Securities LLC
Statement of Operations
Year Ended December 31, 2025

Revenues

Principal transactions	$	16,220,768
Commissions		20,664
Other revenue		174,601
Total revenues		16,416,033

Expenses

Compensation and related costs	12,278,007
Travel and entertainment	593,154
Communications	1,945,802
Clearance	437,261
Occupancy	832,552
Depreciation and amortization	201,821
Regulatory fees	128,581
Interest	34,459
Other	300,590
Total expenses	16,752,227

Net loss	$	(336,194)

The accompanying notes are an integral part of these financial statements.

First Brokers Securities LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2025

Balance, January 1, 2025	$ 5,405,883
Contributions	-
Distributions	-
Net loss	(336,194)
Balance, December 31, 2025	$ 5,069,689

The accompanying notes are an integral part of these financial statements.

First Brokers Securities LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2025

Balance, January 1, 2025	$ 4,000,000
Drawdowns	42,000,000
Repayments	(42,000,000)
Balance, December 31, 2025	$ 4,000,000

The accompanying notes are an integral part of these financial statements.

First Brokers Securities LLC
Statement of Cash Flows
Year Ended December 31, 2025

Cash flows from operating activities

Net loss	$	(336,194)
Adjustments to reconcile net loss to net cash used in operating activities		
Non-cash charges included in net loss:		
Depreciation and amortization		201,821
Non-cash lease expense		(103,336)
(Increase) decrease in operating assets:		
Due from/to clearing broker, net		(3,357,330)
Receivable from broker-dealers		(1,464)
Securities owned, at fair value		3,379,006
Prepaid expenses and other assets		(8,058)
Increase (decrease) in operating liabilities:		
Accrued compensation and related expenses		(174,654)
Accounts payable and accrued expenses		16,395
Payable to affiliate		(3,555)
Net cash used in operating activities		(387,369)

Cash flows from financing activities

Drawdown of revolving note subordinated to the claims of general creditors		42,000,000
Repayment of revolving note subordinated to the claims of general creditors		(42,000,000)
Net cash provided by financing activities		-
Net decrease in cash		(387,369)

Cash

Beginning of year		7,419,880
End of year	$	7,032,511

Supplemental information

Cash paid during the year for interest	$	20,444

The accompanying notes are an integral part of these financial statements.

First Brokers Securities LLC
Notes to Financial Statements
Year Ended December 31, 2025

1.   **Organization**

First Brokers Securities LLC (the "Company") is a Delaware Limited Liability Company. The Company, which is headquartered in New Jersey, and has a branch office in Juno Beach, Florida, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal business activity is the brokering of corporate and government debt securities.

The Company is owned 60% by AO-First Brokers LLC and 40% by ICAP Global Broking Inc.

Brokerage Capacities

With regards to certain products, the Company acts in the capacity of either "matched principal" or "name give-up."

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching in whole or in part of reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Company acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism and records the revenue agreed to by the parties for its services. The receivable from broker dealers in the statement of financial condition is associated with these transactions.

2.   **Summary of Significant Accounting Policies**

   (a) **Basis of Presentation**

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

   (b) **Cash and Restricted Cash**

   The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. At December 31, 2025, the Company has no cash equivalents.

   Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the funds can be used. As of December 31, 2025, the Company's restricted cash is the deposit with clearing broker which is included in due from clearing broker, net in the statement of financial condition.

2.   **Summary of Significant Accounting Policies (continued)**

(c) Fair Value

The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. U.S. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Securities listed on a national exchange are valued at the last closing bid price if owned by the Company and the last closing ask price if sold short by the Company on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at estimated fair value in accordance with U.S. GAAP. The resulting gains and losses are reflected in the statement of operations.

(d) Income Taxes

The Internal Revenue Code ("IRC") and related state tax codes provide that any income or loss is passed through to the ultimate beneficial members for federal and state income tax purposes.

The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The members of the partnership are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

2.   **Summary of Significant Accounting Policies (continued)**

   (d) Income Taxes (continued)

   The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on the technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Additionally, the Company has no uncertain tax positions.

   In December 2023, the FASB issued Accounting Standards Update ("ASU") No. ASU 2023-09 which amends the disclosure requirements for income taxes. The amendments require SEC-Registered entities such as the Company to disclose specific categories in the income tax rate reconciliation, presented both as percentages and reporting currency amounts. The amended guidance is effective for the Company on January 1, 2025. The Company, a limited liability company treated as a pass-through entity for tax purposes, has evaluated the pronouncement and determined it is not applicable and has no impact on its financial statements and related disclosures because the Company has no income tax provision.

   (e) Revenue Recognition

   The Company acts in the capacity of a middleman transacting simultaneous buys and sells on a riskless principal basis. The vast majority of transactions are consummated once a buyer and seller have been matched and have agreed to the performance obligation details of price and quantity of the security being traded. Revenue is recognized on a trade date basis once the details of the performance obligation are met and transfer of control of the securities is established between the customers. Securities transactions typically settle one day after trade date.

   The Company's customers consist solely of institutional broker-dealers operating within the United States and the United Kingdom. Revenues are recognized on a trade date basis, regardless of customer or geographic location.

   The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from as the case may be, the agreed-to transaction price. In "name give-up" market places and for other agency transactions the fee will typically take the form of a commission. Revenue from these transactions is included in principal transactions and commissions in the accompanying statement of operations.

   In addition, in certain fixed income markets the Company may, when acting in a "matched principal" capacity, earn a profit or realize a loss by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Company receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges. Revenue from these transactions is included in principal transactions in the accompanying statement of operations.

   Receivables from broker-dealers at January 1, 2025 were $738 and at December 31, 2025 were $2,202.

2.   Summary of Significant Accounting Policies (continued)

(e) Revenue Recognition (continued)

Unmatched Principal Transactions

The Company may and does from time to time acquire unmatched positions as principal including, but not limited to, the following scenarios:

(1) Taking a position to add liquidity for Company customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Company acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out trades. From time to time, as a result of a bona fide error the Company may in "matched principal" marketplaces acquire a position in resolution of such error (this may also occur when the Company is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, (ii) where appropriate, executing in anticipation of customer interest or anticipated orders, and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

In connection with acquiring positions from unmatched principal transactions and erroneous agency transactions, the Company, while managing and liquidating such positions, may generate a profit or a loss. Profits or losses from these transactions are recognized by the Company and reflected in principal transactions in the statement of operations. During the year ended December 31, 2025, the Company realized a net profit of approximately $112,000 related to these transactions.

(f)   Right-of-Use Assets and Lease Liabilities

The Company recognizes its leases in accordance with ASC Topic 842, *Leases*. The guidance increases transparency and comparability by requiring the recognition of right-of-use assets ("ROU") and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of ROU and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 3.5% incremental borrowing rate. Right-of-use assets also exclude lease incentives.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

2. Summary of Significant Accounting Policies (continued)

(f) Right-of-Use Assets and Lease Liabilities (continued)

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

(g) Impairment of Long-Lived Assets

In accordance with U.S. GAAP, the Company periodically assesses the recoverability of the carrying amounts of long-lived assets, including right-of-use assets, whenever events or changes in circumstances occur that indicate the carrying value may not be recoverable. An impairment loss is recognized when expected undiscounted future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. During the year ended December 31, 2025, there was no impairment loss on the Company's long-lived assets.

(h) The Allowance for Credit Losses

ASC Topic 326, *Financial Instruments — Credit Losses* ("ASC 326"), impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

For financial assets measured at amortized cost (e.g., due from clearing broker and receivable from broker dealers), the Company has evaluated the expected credit losses based on the nature and contractual life or expected life of the financial assets, credit quality of the counter party and immaterial historic and expected losses. The Company concluded that there are de minimus expected credit losses and did not record a reserve for the cash or due from broker balances. The Company continuously monitors these estimates over the life of the receivable.

(i) Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU No. 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The CODM is the chief executive officer. The net income or loss is used by the CODM to evaluate the results of the business to manage the company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and summary of significant accounting policies notes.

3. **Employee Benefits**

    The Company sponsors a 401(k) retirement plan (the "Plan"). The Plan covers all employees upon commencement of employment with the Company. The Company does not match employee contributions.

4. **Securities Owned and Securities Sold Not Yet Purchased**

    As more fully described in Note 1, from time-to time the Company may hold securities positions arising from unmatched principal transactions. The Company seeks to reduce the liquidity risk associated with these positions by selling certain securities that are not yet purchased. When these situations occur the Company's statement of financial condition will reflect securities owned as well as securities sold, not yet purchased. Securities sold not yet purchased consists mainly of US Treasury debt securities that serve as a hedge against corporate debt securities that may be owned. All of the corporate debt securities and the US Treasury debt securities are classified as level 2 securities within the fair value hierarchy. At December 31, 2025, the Company had marketable corporate debt securities with a fair value of approximately $454,000 included in securities owned, at fair value in the accompanying statement of financial condition. There were no securities sold, not yet purchased at December 31, 2025.

5. **Property and Equipment**

    Property and equipment are depreciated using the straight line method and are comprised of the following as of December 31, 2025:

		Estimated Useful Lives
Furniture and fixtures	$ 132,300	3 to 5 years
Leasehold improvements	1,443,777	Term of Lease
Software	149,360	3 to 5 years
	1,725,437	
Less: Accumulated depreciation and amortization	(1,418,916)	
	$ 306,521	

    The depreciation and amortization expense for the year ended December 31, 2025 was $201,821.

6. **Due from Clearing Broker**

    Pursuant to an amended agreement with a clearing broker, the Company is required to maintain a clearing deposit of $1,000,000, which is included in due from clearing broker, net in the accompanying statement of financial condition.

    In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

7.   **Revolving Note and Cash Subordination**

On October 15, 2021, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Revised Agreement") with ICAP Securities USA LLC, an affiliate of ICAP Broker Holdings North America (IBHNA). On July 1, 2023, TP ICAP Global Markets Americas LLC assumed the role of lender of the Revolving Note and Cash Subordination Agreement (approved by FINRA). The Revised Agreement creates a $4,000,000 line of credit with a draw down period that expires on October 15, 2026 and requires that any advances under the Revised Agreement be repaid by no later than October 15, 2027.

The interest rates will be agreed to at the time of each advance. Any advances will be considered as liabilities of the Company, subordinated to claims of its general creditors, and will be available to be added back for net capital purposes. During the year ended December 31, 2025, the Company borrowed $42,000,000 and repaid $42,000,000 resulting in an open note balance of $4,000,000. Borrowings during 2025 bore interest at 8.0% per annum.

8.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, (the "Rule"). The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined. At December 31, 2025, the Company's net capital was approximately $8,306,000 which was approximately $8,056,000 in excess of its minimum requirement of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

9.   **Concentration**

Substantially all of the cash assets of the Company are held by one bank and a single clearing broker-dealer. The Company has a significant cash receivable from its clearing broker and in addition all of the Company's securities owned are carried by this single clearing broker-dealer. The Company does not consider itself to be at any significant risk with respect to these concentrations. At times cash balances held by its bank exceed FDIC limits.

As described in the preceding notes, the Company may hold unmatched principal positions and related short positions. When these securities positions arise, the amounts of the securities within the categories may be significant and may also represent securities issued by a small number of issuers.

10.   **Commitments and Contingencies**

The Company has entered into operating leases for its facilities in New Jersey and Florida. The Company records the expenses to occupy its facilities on a straight line basis over the lease term and are included in occupancy in the accompanying statement of operations. During the year ended December 31, 2025, the operating lease cost was $573,000.

As of December 31, 2025, maturities of the outstanding lease liability for the Company were approximately as follows:

Year ending December 31:		
2026	$	691,000
2027		705,000
2028		48,000
Total		1,444,000
Discount to present value		242,782
Lease Liability	$	1,201,218

Other information related to leases as of December 31, 2025:
Weighted average remaining lease term: 1.42 years
Weighted average discount rate: 3.5%

For the year ended December 31, 2025, cash outflows related to operating leases were approximately $676,000 and the variable lease payments were approximately $142,000.

11.   **Subsequent Events**

Management of the Company has evaluated events and transactions that have occurred since December 31, 2025 and through the date the financial statements were issued and determined there are no material subsequent events that occurred during this period that would require recognition or disclosure in these financial statements.

First Brokers Securities LLC
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2025   Supplemental Schedule I

Members' equity	$ 5,069,689
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	4,000,000
Total capital and allowable subordinated liabilities	9,069,689
Deductions and/or charges	
Nonallowable assets	
Property and equipment, net of accumulated depreciation of $ 1,418,916	306,521
Receivable from broker-dealers	2,202
Prepaid expenses and other assets	386,442
Total nonallowable assets	695,165
Net capital before haircuts on securities positions	8,374,524
Haircut on securities	68,101
Net capital	$ 8,306,423
Minimum net capital requirement (under SEC Rule 15c3-1)	$ 250,000
Excess net capital ($8,306,423 - $250,000)	$ 8,056,423

There are no material differences in the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5 Part IIA Focus filing as of December 31, 2025.

See Report of Independent Registered Public Accounting Firm.

First Brokers Securities LLC
Computation of Reserve Requirements and Information for
Possession and Control Requirements for Brokers and Dealers
Pursuant to SEC Rule 15c3-3
December 31, 2025   **Supplemental Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).



See Report of Independent Registered Public Accounting Firm.



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
First Brokers Securities LLC

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3, in which (1) First Brokers Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Brokers Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) First Brokers Securities LLC stated that First Brokers Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. First Brokers Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Brokers Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP

New York, New York
March 3, 2026

First Brokers Securities LLC
Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

The management of First Brokers Securities LLC (the "Company") is responsible for its compliance with the exemption from SEC Rule 15c3-3, under the provisions of paragraph (k)(2)(ii) of that rule. Throughout the year ended December 31, 2025, the Company has been in compliance with such provision, without exception. To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii); and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Signature

R.H. Dower

Robert H. Dower
CFO